SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: January 3, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces Approval for U.K. Clinical Trial
Investigating REOLYSIN® in Combination with Gemcitabine
CALGARY, AB, — January 3, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) for its Clinical Trial Application (CTA) to begin a clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The principal investigators are Dr. Johann de Bono of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London and Professor Jeff Evans of the University of Glasgow and the Beatson Oncology Centre in Glasgow, Scotland. Gemcitabine is used in patients with lung, pancreatic and ovarian cancers and is also used widely in the treatment of many other types of cancers.
“The combination of REOLYSIN® and gemcitabine was synergistic in preclinical studies,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The data gathered in this study is expected to assist the company in further defining the optimal path to product registration. Drug combination studies allow us to investigate REOLYSIN® with drugs that are part of the current standard of care.”
Preclinical studies conducted at Cornell University demonstrated that the combination of gemcitabine and REOLYSIN® was synergistic against selected cancer cell lines. This work was verified by additional studies conducted by the U.S. National Cancer Institute (NCI).
This trial (REO 009) has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose (MTD), Dose-Limiting Toxicity (DLT), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
In the U.K. and the U.S., approximately 280,000 people are diagnosed with pancreatic, lung and ovarian cancers every year.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
For more information about Gemzar®, go to www.gemzar.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. combination REOLYSIN®/gemcitabine clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 600, 205 5th Ave. SW Calgary, Alberta T2P 2V7 Tel: 403.538.4845 Fax: 403.266.2453 nhurst@equicomgroup.com	The Investor Relations Group Damian McIntosh 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 dmcintosh@investorrelationsgroup.com